300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 14, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Jay Williamson
Jim Lopez
Raj Rajan

Re:	Express Parent LLC
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-164906), filed April 14, 2010

Gentlemen:

Express Parent LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 12, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 2 are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on March 25, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 2.

General

1.	We note your response to prior comment 19 from our letter dated March 15, 2010. Your disclosure indicates that Golden Gate paid $484 million for its 75% interest in you in 2007 and that, since then, you have distributed to them approximately $515 million, based on our calculations using 75% of the dividends reported on page 33. Please revise to address the size of these distributions relative to Golden Gate’s initial investment. Please revise throughout as appropriate, including in the risk factors where you discuss the dilution and the price paid by earlier investors.

Hong Kong      London      Los Angeles       Munich      New York      Palo Alto      San Francisco      Shanghai       Washington, D.C.

Securities and Exchange Commission

April 14, 2010

Response: In response to the Staff’s comment, the Company has revised pages 28, 33 and 37 of the Registration Statement to add disclosure detailing the aggregate amount of distributions that the Company has made both to its equity holders as a whole and to Golden Gate.

2.	The company’s January 30, 2010 balance sheet reflects $234 million in cash and cash equivalents, of which $154 million was used to pay a distribution to existing shareholders. It is unclear how much in cash and cash equivalents the company anticipates having upon the closing of this transaction. Please revise your Summary Risk Factors and Liquidity to address.

Response: In response to the Staff’s comment, the Company has revised page 58 of the Registration Statement to provide additional disclosure regarding its cash and cash equivalents. The Company does not believe that it is necessary to provide additional disclosure in either the Summary Risk Factors or the Risk Factors because as of April 3, 2010, it had $139.5 million available for borrowing under the Opco revolving credit facility and had $56.7 million in cash and cash equivalents. The Company does not believe that its current cash and cash equivalents balance and the effect of this balance on its liquidity position creates a risk for the Company. The Company’s working capital is seasonal as a result of its building up of inventory for the next selling season, and as a result the Company’s cash and cash equivalents during the spring are usually lower when compared to the rest of its fiscal year. The Company’s cash balances generally increase during the summer selling season, and then increase further during the fall and holiday seasons. For example, the Company had $106.1 million of cash and cash equivalents as of May 2, 2009, which grew to $158.4 million on October 31, 2009 and $234.4 million on January 30, 2010. As the Company’s cash balances and inventory increase during the summer, fall and holiday seasons, its borrowing base under its revolving credit facility increases, each of which further strengthen the Company’s liquidity position. Therefore, the Company believes that it will have the liquidity required to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next twelve months.

Securities and Exchange Commission

April 14, 2010

Use of Proceeds, page 32

3.	Please clarify why your Use of Proceeds table and disclosure is being presented “[a]ssuming the initial public offering was completed on January 30, 2010...” Also, to the extent you retain this assumption, please clarify the factors that may cause the [a]ctual amounts” to differ from the “estimates.”

Response: In response to the Staff’s comment, the Company has revised page 32 of the Registration Statement to remove the reference to January 30, 2010 with respect to the presentation of the Use of Proceeds table.

Unaudited Pro Forma Condensed Consolidated Financial Data page 38 and Note 13- Pro Forma (unaudited), page F-37

4.	We reviewed your response to our prior comment 55. We note the additional columns added to separate the adjustments for the reorganization from those for your offering. However, it appears Adjustment H provides for both the reorganization (i.e. reclassification of undistributed earnings or losses of previously unincorporated entities to paid-in capital) as well as the offering while only being included in the column for your offering. Please revise to either include Adjustment H in your offering column or add an additional adjustment that isolates the reclassification of undistributed earnings or losses to additional paid-in capital as noted above. Refer to SAB Topic 4B regarding this adjustment.

Response: In response to the Staff’s comment, the Company has revised pages 40 through 43 of the Registration Statement to separate the original Adjustment H into an Adjustment H related to the Reorganization and Other column and an Adjustment L related to the Initial Public Offering column, respectively. The Company also respectfully advises the Staff that the dividend of $230 million reflected in Adjustment E results in negative members’ interests and accordingly there is no remaining additional paid-in capital against which accumulated deficit could be reclassified as required by SAB Topic 4B. Accordingly, the Company has removed Adjustment H which previously appeared alongside the Members’ interests line in the Reorganization and Other column of the unaudited condensed consolidated balance sheet.

Securities and Exchange Commission

April 14, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

5.	Please revise your discussion under Other Factors Affecting our Results to address the refinancing of your Term C loans at a lower interest rate.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 49 and 50 of the Registration Statement to address the refinancing of its Term C Loans at a lower interest rate.

6.	In your page 64 discussion of your new Senior Notes you indicate that the notes “may be redeemed with the net proceeds of certain equity offerings.” Please revise to clarify the company’s intentions with respect to these notes.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 64 of the Registration Statement to clarify that the Company does not intend to use the proceeds of this offering to redeem any of the Senior Notes.

Internal Controls Over Financial Reporting, page 70

7.	Please revise your discussion of the Golden Gate Advisory Agreement to indicate how you understated your accounts payable and accrued expenses. For example, if you did not accrue or pay the amounts, state so, consistent with your discussion of the LLC Agreement.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 71 of the Registration Statement to indicate that it did not pay or accrue the full amounts required to be paid under the Advisory Agreement.

Business, page 72

8.	Please revise your discussion under “Our Sourcing Methods” to indicate the percentage and dollar value of your products sourced through MAST for each period covered by the financial statements.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 76 and 77 of the Registration Statement indicating the dollar value and the percentage of its products sourced through MAST for fiscal 2007, 2008 and 2009.

Underwriting, page 137

9.	We note your response to prior comment 47 and the revised text on page 141. Please revise to disclose the actual amount of discounts and commissions earned by the underwriters in the debt transaction and advise whether any of the initial purchasers continue to hold Senior Notes.

Securities and Exchange Commission

April 14, 2010

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the underwriters received $5,000,000 of discounts and commissions in the Senior Notes offering. The Company has not revised the Registration Statement to reflect the actual amount of discounts and commissions earned by the underwriters, as such information is not required by Regulation S-K and is not meaningful to an investor in this proposed offering of common stock. The Company advises the Staff that as of the date of this letter none of the initial purchasers hold any of the Senior Notes initially purchased by them in the Senior Notes offering.

Certain Relationships and Related Party Transactions, page 114

10.	We note your response to prior comment 33 and your statement that you do not believe you share any competitive information with Limited Brands. It appears that MAST is controlled by Limited Brands, and it may provide buying agent services to you as well as third party competitors and Limited Brands. It is unclear if you have any contractual provisions that protect your confidential business information. Please revise here or Business to clarify, and address the basis for your belief that you share no information with Limited Brands that would place you “at a competitive disadvantage relative to Limited Brands” or any other competitor.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 116 of the Registration Statement to explain that the Company does not believe that its agreement with MAST puts it at a competitive disadvantage relative to Limited Brands or any of its competitors because its agreement with Limited Brands requires it and MAST to keep confidential the non-public information that the Company provides to MAST in connection with that agreement. In addition, the confidentiality provision prohibits Limited Brands and MAST from using any of the Company’s confidential information for their own benefit.

Securities and Exchange Commission

April 14, 2010

11.	We note your revised text on page 115 and the response to prior comment 16. Please revise to disclose the interest rates associated with both the Term B and Term C loans in this section. With a view to disclosure, advise us of the reasons for the significantly different interest rates. It is unclear how negotiations with KKR SCF address this point. In this regard, we note the statement that the “indebtedness has the same terms, including interest rate, as the loans held by the other lenders, including KKR SCF Administration, LLC.” It is unclear if you are providing disclosure responsive to Instruction 5c of Item 404(a). Please revise or advise.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 120 of the Registration Statement explaining that the significantly different interest rates between the Topco credit facility and the Opco credit facilities is due to the fact that the Topco credit facility is effectively subordinated to borrowings under the Opco credit facilities. As further described on pages 123 and 125 of the Registration Statement, the Opco credit facilities are guaranteed by Express Holding and its subsidiaries and secured by a lien on substantially all of the assets of Express Holding and its subsidiaries, whereas the Topco credit facility is not guaranteed by any of Express Topco’s subsidiaries and is only secured by a lien on all outstanding equity interests in Express Holding owned by Express Topco, as described on page 126 of the Registration Statement. Furthermore, the proceeds of the Topco credit facility were used to pay a dividend to the Company’s equity holders, as opposed to being invested in the Company’s business. The Company has added additional disclosure indicating that its board of directors believed that the terms of the Topco credit facility, including the interest rates, are comparable to terms available from other lenders at the time the facility was entered into, considering the fact that the loan was structurally subordinated and the proceeds were being used to pay a distribution to equity holders.

12.	We note your response to prior comments 40 and 42-44 and believe further disclosure is appropriate. To clarify the different services and related payments to Limited, Golden Gate and MAST, consider providing tabular, quantitative disclosure in addition to qualitative descriptions of the different services.

Response: In response to the Staff’s comment, the Company has provided additional bullet point disclosure on page 114 and 115 of the Registration Statement that specifically identifies which services are still provided by Limited Brands, Golden Gate and MAST and the amounts earned from these services during three most recent fiscal years (if the agreements were operative during those periods). In addition, the Company has also revised the previous presentation of related party transactions in an effort to make the disclosure easier to comprehend.

Securities and Exchange Commission

April 14, 2010

Description of Certain Indebtedness, page 121

13.	Please revise your discussion of the Senior Notes to address how the indenture treats Golden Gate and Limited Brands with respect to its key provisions, such as the definition of “Permitted Holders.”

Response: In response to the Staff’s comment, the Company has revised the discussion of the Senior Notes on page 128 of the Registration Statement to address how the Senior Notes indenture treats Golden Gate and Limited Brands with respect to its key provisions.

Audited Consolidated Financial Statements

Consolidated Statement of Cash flows, page F-7

14.	We note you disclosed the non-cash activity push down of fair value and equity contribution of $287,206. Tell us how you determined such amount and reconcile it to your disclosures in Note 2 on F-19.

Response: The Company advises the Staff that the $287 million was based on the net increase in the fair value of non-cash items impacting equity, including the write up of $221 million of intangible assets, $87 million of inventory, $39 million of fixed assets and the net opening balance sheet reduction of other liabilities of $65 million, primarily comprised of straight line rent and landlord allowances. This increase in fair value and equity was partially offset by $125 million of debt to effect the acquisition.

Notes to Consolidated Financial Statements

Note 2 – The GGC Acquisition, F-19

15.	We note your disclosure that the value of the equity interest in Holding retained by LBI is determined to be $161,625. Please tell us how you determined the fair value of LBI’s equity interest and the authoritative literature you relied upon to support your methodology.

Response: The fair value of Limited Brands’ equity interest of $162 million in Holding was determined in accordance with Statement of Financial Accounting Standards Number 141, “Business Combinations”. Golden Gate acquired a 75% interest in Holding for cash of $487 million (including $34 million of additional cash contributed by Express Investment Corp. to Holding). Limited Brands’ retained equity interest of 25% represents equal rights and benefits on a per share basis, and therefore was determined to be $162 million on a pro-rata basis.

Securities and Exchange Commission

April 14, 2010

Note 11 – Equity Units and Share-Based Compensation

Successor, F-35

16.	Please revise to provide complete disclosures of your Equity Program as required by FASB ASC 718-10-50.

Response: The Company has provided additional disclosure on pages F-34 through F-36 of the Registration Statement to provide complete disclosures of its Equity Program as required by FASB ASC 718-10-50.

17.	We reviewed your response to our prior comment 56. We note your marketability discount methodology was based on a publication that discussed the impact on transfer restrictions under Rule 144. Please address the following:

•	Revise to disclose the stock price assumption used in your Black-Scholes valuation model and tell us how this assumption was obtained for each period presented.

•	With consideration of the publication used, revise to disclose the assumptions used to quantify the marketability discount percentage used for each period presented.

•

We note the marketability discount increased from 25% in 2008 to 34% in 2009 and then substantially decreased to 10% in 2010. Please tell us about the factors that contributed to the changes between periods.

Response: In response to the first bullet of the Staff’s comment, the Company has added additional disclosure to include the grant date fair value of its units. The Company utilized the Black-Scholes pricing model to determine the unit price of the underlying security. Because these units do not have an exercise price and the Company’s expected dividend yield is zero, the fair value of the unit is equal to the intrinsic value of the unit (as calculated using the Black-Scholes method) on the date of grant. This methodology is similar to the methodology used to value restricted stock units.

In response to the second bullet of the Staff’s comment, the Company has provided additional disclosure on page F-36 of the Registration Statement to disclose the assumptions used to quantify the marketability discount percentage used for each period presented.

In response to the third bullet of the Staff’s comment, the Company advises the Staff that the marketability discount increased from 25% to 34% between 2007 and 2008 due to an increase in the equity volatility. The increase in volatility was primarily driven by a significant increase in leverage resulting from our 2008 Corporate Reorganization. For the 2009 valuation, the decrease in the marketability discount from 34% to 10% was due to the change in the time to liquidity horizon assumption from 36 months to 7 months.

Securities and Exchange Commission

April 14, 2010

18.	We reviewed your response to our prior comment 57. Please provide us with the comparable companies used in your volatility analysis along with your basis for their selection and revise your disclosure as appropriate.

Response: The comparable companies reflected in the volatility analysis include: Abercrombie & Fitch Co, Aeropostale, Inc., American Eagle Outfitters, Inc., Ann Taylor Stores Corp., Bebe Stores, Inc., Chico’s FAS Inc., Gap Inc., Guess? Inc., J. Crew Group, Inc., Limited Brands Inc., New York & Company Inc., Quiksilver Inc., The Talbots Inc., and Urban Outfitters Inc. The comparable public companies were selected by analyzing several companies in our industry, based on various factors, including but not limited to company size, financial data availability, active trading volume and capital structure. We have included additional disclosure on page F-35 of the Registration Statement to reflect these factors.

Part II

19.	Please revise your disclosure on page II-3 to clarify the reference to “certain other employees” and briefly describe the facts underlying your claimed exemption.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page II-3, which clarifies which employees were given an opportunity to purchase equity in the company. The additional disclosure also provides additional facts underlying the Company’s claimed exemption from registration pursuant to Rule 701.

Exhibits

20.	Please file your February 2010 logistics services agreement with Limited Brands or advise.

Response: The Company acknowledges the Staff’s comment, but respectfully advises the Staff that there is no February 2010 logistics services agreement; rather, the logistics services agreement entered into on October 5, 2009 became effective in February 2010. The Company has revised its disclosure on page 20 to clarify this.

21.	Your response to prior comment 61 indicates that you are in the process of amending and restating the Services Agreement. Given the nature of the agreement and the date of the 2007 spin-off, it is unclear why the agreement would not be filed pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

Response: In response to the Staff’s comment, the company has re-filed Exhibit 2.3 as Exhibit 10.20.

Securities and Exchange Commission

April 14, 2010

Exhibit 10.8

22.	We note that Mr. Weiss is eligible to receive seasonal performance bonuses under clause 2 based on the achievement of performance targets that “will be established by mutual agreement of the Board and you...” Please revise your Item 402 disclosure to address this process and the role Mr. Weiss plays in establishing the performance targets used under your plan.

Response: Filed with Amendment No. 2 is an amendment to Mr. Weiss’ employment agreement. The amendment confirms past practice and the intent of the parties going forward that the members of the board of directors or the Compensation Committee, in each case, other than Mr. Weiss, meeting in executive session, determine Mr. Weiss’ compensation, including his annual incentive targets. A new sentence to page 93 of the Registration Statement has been added to clarify that the Board of Directors or the Compensation Committee (in each case, other than the CEO), meeting in executive session, determines the compensation of Mr. Weiss, including his annual incentive targets.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP